Exhibit 1

North America’s Railroad

NEWS RELEASE

CN Declares Second-Quarter 2022 Dividend

MONTREAL, April 26, 2022— CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a second-quarter 2022 dividend on the Company’s common shares outstanding. A quarterly dividend of seventy-three and a quarter cents (C$0.7325) per common share will be paid on June 30, 2022, to shareholders of record at the close of business on June 9, 2022.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca